NAIA, INC.

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 13, 2018



Independent Accountant's Review Report

To Management
Naia, Inc.
Hercules, CA

We have reviewed the accompanying balance sheet of Naia, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 13, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NAIA, INC.
BALANCE SHEET
DECEMBER 31, 2017
_____

ASSETS

	2017	**2016**
CURRENT ASSETS		
Cash	$ 15,124	$ 36,559
Accounts Receivable	110,512	83,523
Inventory	310,216	288,458
Prepaid Expenses	45,868	63,211
TOTAL CURRENT ASSETS	481,719	471,752
OTHER ASSETS		
Property, Plant, & Equipment	2,185,614	2,067,626
Note Receivable	281,062	312,447
Leasehold Improvement	185,493	185,493
Loan/Lease Costs	30,988	30,988
Trademark/Intellectual Property	12,130	30,569
Domain Name	1,245	-
Accumulated Depreciation/Amortization	(1,596,901)	(1,435,707)
TOTAL ASSETS	1,581,349	1,663,168

Unaudited- See accompanying notes.

NAIA, INC.
BALANCE SHEET
DECEMBER 31, 2017
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	679,294	572,995
Unearned Revenues	16,915	16,595
TOTAL CURRENT LIABILITES	696,209	589,590
NON-CURRENT LIABILITIES		
Notes Payable	1,107,206	947,275
Lease Liabilities	154,484	215,599
TOTAL LIABILITIES	1,957,899	1,752,463
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 Authorized, 3,290, 554 Issued and Outstanding $.001 par value)	3,430	3,394
Preferred Stock (4,000,000 Authorized, 500,000 Issued and Outstanding, $.001 par value)	500	500
Additional Paid-In-Capital	1,327,386	1,203,442
Retained Earnings (Deficit)	(1,707,865)	(1,296,631)
TOTAL SHAREHOLDERS' EQUITY	(376,549)	(89,295)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,581,349	$ 1,663,168

Unaudited- See accompanying notes.

NAIA, INC.
INCOME STATEMENT
FOR THE PERIODS ENDED OF DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ 2,864,027	$ 3,542,172
Cost of Goods Sold	(1,773,052)	(2,275,207)
Gross Profit	1,090,974	1,266,965
Operating Expense		
Payroll	729,954	758,074
General & Adminstrative	300,802	286,429
Depreciation	154,346	158,982
Rent	81,178	84,257
Employee Benefits	62,044	44,315
Selling & Marketing	30,057	27,909
Legal & Professional	24,308	20,968
Amortization	6,848	6,848
Human Resource	2,675	5,104
Research & Development	737	576
	1,392,948	1,393,462
Net Income from Operations	(301,974)	(126,497)
Other Income (Expense)		
Interest Expense	(153,584)	(141,301)
State and Local Tax	(10,593)	(14,158)
Sub-Lease Income	36,000	33,000
Gain on Cancelled Debt	22,119	16,023
Loss on Asset Disposal	(3,203)	-
Net Income	$ (411,234)	$ (232,932)

NAIA, INC.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED OF DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (411,234)	$ (232,932)
Depreciation	154,346	158,982
Amortization	6,848	6,848
Change in Accounts Receivable	(26,989)	33,394
Change in Accounts Payable	106,299	152,656
Change in Pre-paid expenses	17,343	(12,754)
Change in Inventory	(21,757)	(100,059)
Change in Unearned Revenue	320	241
Net Cash Flows From Operating Activities	(174,824)	6,376
Cash Flows From Investing Activities		
Change in Property, Plants, and Equipment	(117,988)	(124,897)
Change in Note Receivable	31,385	32,376
Change in Trademarks	17,194	(2,690)
Net Cash Flows From Investing Activities	(69,409)	(95,211)
Cash Flows From Financing Activities		
Change in Notes Payable	159,931	(67,619)
Change in Common Stock	123,980	100,000
Change in Lease Liabilites	(61,115)	30,932
Net Cash Flows From Investing Activities	222,796	63,312
Cash at Beginning of Period	36,559	62,082
Net Increase (Decrease) In Cash	(21,436)	(25,523)
Cash at End of Period	$ 15,124	$ 36,559

NAIA, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIODS ENDED OF DECEMBER 31, 2017 AND 2016

_____

	__2017__	__2016__
Starting Equity	2,802,583	2,935,515
Net Income (Loss)	(411,234)	(232,932)
Issuance of Common Stock	123,980	100,000
Ending Equity	2,515,329	2,802,583

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Naia, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company manufactures, distributes, and sells gelato, ice cream, and novelty products through retail and wholesale channels.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

The Company values inventory on the cost basis and is sold on the FIFO method. During the year ended December 31, 2017, the Company recognized a loss in the amount of $36,857 related to non-saleable inventory.

Rent

The Company currently occupies retail space under a non-cancellable operating lease for a term of five years from September of 2015. Future minimum payments due under the lease are as follows:

- 2018: $71,841.44
- 2019: $73,996.72
- 2020: $50,308.00

The Company occupies warehouse space under a non-cancellable operating lease. Future minimum payments due under the lease are as follows:

- 2018: $35,147.88
- 2019: $35,147.88
- 2020: $35,147.88
- 2021: $35,147.88
- 2022: $35,147.88
- 2023: $35,147.88
- 2024: $35,147.88
- 2025: $2,928.99

The Company currently rents a distribution office in San Leandro, California on a month-to-month basis. The monthly costs of the arrangement are approximately $305 plus utilities.

Property, Plant, and Equipment

Property, Plant and Equipment consists of land, buildings, manufacturing equipment, and shipping trucks used for operations of the business. Fixed assets are depreciated on a double-declining basis over management's estimate of the asset's useful life.

Related Party Note Receivable

The Company has a note receivable from the Company's founder, Chris Tan. The note receivable represents advancements by the Company to its founder in consideration of certain tax obligations incurred by the founder on the Company's behalf prior to the Company's reorganization as a corporation. The note receivable bears interest at the rate of .87% per year and is amortized in equal monthly installments in lieu of salary payments to Chris Tan. The note has a thirteen-year term with a maturity date of January 1, 2026.

Accounts Payable

Accounts payable comprises current portions of outstanding debt and balances of multiple credit cards with interest rates that range from 3.9% to 23.99% per annum. The aggregate outstanding balance of the credit cards is $309,828.09.

Leases

The Company currently has a lease obligation with VAR Technology for GPS Equipment. The lease was initiated on June 14, 2016 with a term of 36 months. The monthly payment amounts to $230.35. The lease is a purchase option lease with a purchase price of $1. The annual amounts owed in future periods are as follows:

- 2018: $2,764

- 2019: $1,382

The Company currently has a lease obligation with Advantage Funding for a Toyota Tacoma. The lease was initiated on December 13, 2016 with a term of 60 months. The monthly payment amounts to $532.17. This lease is a purchase option lease with an option to purchase the truck for a price of $101. The annual amounts owed in future periods are as follows:

- 2018: $6386.04
- 2019: $6386.04
- 2020: $6386.04
- 2021: $6386.04

The Company currently has a lease associated with Allegiant Partners Inc. for an ice cream truck. The lease was initiated on July 22, 2013 with a term of 60 months. The monthly payment amounts to $676.52 with a security deposit of $1,353. The annual amount owed in 2018 is $4,735.64.

The Company currently has a lease obligation with Financial Pacific Leasing, Inc. for an Isuzu truck. The lease was initiated on July 28, 2014 with a term of 48 months. The monthly payment amounts to $1,465.61. The annual amount owed in 2018 is $5,862.44.

The Company currently has a lease agreement with Mechanics Bank for a Mitsubishi Truck. The loan was initiated on December 10, 2013 with a term of 60 months. The monthly payment amounts to $1,154.1. The total amount amounts owed in 2018 is $13,849.20.

The Company currently has a lease agreement with Mechanics Bank for a Dodge Sprinter. The loan was initiated on July 1, 2013 with a term of 60 months. The monthly payments are $621.66. The total amount owed in 2018 amounts to $4,351.62.

The Company currently has a lease obligation with Nissan of Vacaville for a van. The lease was initiated on February 27, 2013 with a term of 60 months. The monthly payments are $415.87. The annual amount owed in 2018 is $831.74.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2015, 2016, and 2017 remain subject to review by that State until 2020, 2021, and 2022, respectively.

NOTE D- DEBT

The Company entered into a loan agreement with California Bank & Trust on October 31, 2013 for property in Hercules, California. The principle amount of the loan is $357,140 with a maturity date of January 1, 2025. The interest rate is 2.75% over the Wall Street Journal Prime rate. The annual amounts owed will have to be recalculated each year according to the variable interest rate. The initial rate was 5.25%.

The Company entered into a loan agreement with The Mortgage Capital Development Corporation on January 12, 2005 for property in Hercules, California. The principle amount of the loan is $259,000 with a maturity date of January 1, 2025. The loan has an interest rate of 4.92% per annum and a monthly payment of $1,696.93. The total annual amounts owed in future periods are:

- 2018: $20,363.16
- 2019: $20,363.16
- 2020: $20,363.16
- 2021: $20,363.16
- 2022: $20,363.16
- 2023: $20,363.16
- 2024: $20,363.16
- 2025: $1,938.23

The Company entered into a loan agreement with VCC-Hercules, LLC on April 26, 2004. The principle amount of the loan is $35,000 with a maturity date of May 26, 2024 for property in Hercules, California. The loan has an interest rate of 7% per annum and a monthly payment of $271.35. The total annual amounts owed in future periods are:

- 2018: $3,256.20
- 2019: $3,256.20
- 2020: $3,256.20
- 2021: $3,256.20
- 2022: $3,256.20

- 2023: $3,256.20

The Company currently has a loan agreement with Hitachi Capital America Corporation for a Hino truck. The loan was initiated on September 24, 2016 with a term of 60 months. The monthly payments amount to $1,260.76. The loan accrues interest at a rate of 6.70% per year. The annual amounts owed in future periods are as follows:

- 2018: $15,129.12
- 2019: $15,129.12
- 2020: $15,129.12
- 2021: $11,346.84

The Company currently has a loan agreement with S.A. Lone Star Truck & Equipment Inc. for a Mitsubishi truck. The loan was initiated on March 5, 2016 with a term of 5 years. The monthly payments amount to $958.67. The annual amounts owed in future periods are as follows:

- 2018: $11,504.04
- 2019: $11,504.04
- 2020: $11,504.04
- 2021: $2,876.01

The Company has outstanding promissory notes with a principle sum of $275,000. The notes accrue 5% simple interest per annum with a maturity date of March 10, 2018. The monthly payments total $3,597.55. The total annual amount owed in 2018 is $10,792.65.

The Company has outstanding promissory notes with an individual, Lisa Grove. The principle amount is $75,000 with a maturity date of September 10, 2018. The note accrues 5% simple interest annum with a monthly payment of $1,028.62. The total annual amount owed in 2018 is $9,257.58.

The Company has outstanding promissory notes with an individual, Ian Harvey. The principle amount is $25,000 with a maturity date of October 10, 2018. The note accrues 5% simple interest annum with a monthly payment of $327.05. The total annual amount owed in 2018 is $3,270.50.

The Company has an overdue account payable with a supplier, Clover Dairy Farms. The supplier has agreed to an informal, longer-term arrangement to settle the debt with a total balance of $239,171.11, with amounts and schedule still to be negotiated.

The Company has a loan agreement with OBDC Small Business Finance. The loan was initiated on December 13, 2013 and will mature on December 13, 2023. The principle amount of the loan is $150,000 with an interest rate of 7.25% per annum. The monthly payment is $1,761.02. The annual amount owed in future periods is:

- 2018: $21,132.24
- 2019: $21,132.24
- 2020: $21,132.24
- 2021: $21,132.24
- 2022: $21,132.24

_____

- 2023: $21,132.24

The Company has a loan agreement with TMC Development Working solutions. The loan was initiated on March 1, 2016 and will mature on March 1, 2021. The principle amount of the loan is $50,000 with an interest rate of 8% per annum. The monthly payment is $1,013.82. The annual amount owed in future periods is:

- 2018: $12,165.84
- 2019: $12,165.84
- 2020: $12,165.84
- 2021: $3,041.46

The entered into a lease buyback arrangement on April 3, 2013. Under this agreement an entity, a "Patron", buys bunker freezers from the Company and would then sell back the equipment back to the Company. The original agreement was for 15 months. When the agreement matured, the Company had not fully purchased all the bunker freezers from Patrons. In 2017, the Company recognized the arrangement as an outstanding balance to accrue 10% compounding interest on an annual basis. As a result, an adjusting entry was made, effective as of January 1st, 2017. The principle amount and interest owed is $81,565.91 and is reflected under notes payable. The agreement currently has no set repayment schedule.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 13, 2018, the date that the financial statements were available to be issued.